Exhibit 99.2

INTIER AUTOMOTIVE INC.

BY-LAW NO. 3

A by-law relating generally to the transaction of the business and affairs of Intier Automotive Inc. (the "Corporation")

CONTENTS

Section

1 Business of the Corporation
2 Directors
3 Delegation by the Board of Directors
4 Officers
5 Protection of Directors, Officers and Others
6 Shares
7 Meetings of Shareholders
8 Dividends and Rights
9 Notices
10 Repeal and Effective Date
11 General

BE IT ENACTED as a by-law of the Corporation as follows:

Section 1

BUSINESS OF THE CORPORATION

1.1 Financial Year. Until changed by resolution of the board, the financial year of the Corporation shall end on December 31 in each year.

1.1 Execution of Contracts, etc. Contracts, documents and other instruments in writing requiring execution by the Corporation may be signed by any two directors or officers, one of whom holds the office of chairman, vice-chairman, president, executive vice-president, senior vice-president, vice-president, treasurer, assistant treasurer, controller or secretary, and all contracts, documents or other instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. For greater certainty, the corporate seal of the Corporation may but need not be affixed to such items. Any individual who is a director or who holds one of the offices named above may sign certificates and similar instruments (other than share certificates) on the Corporation's behalf with respect to any factual matters relating to the Corporation's business and affairs. Notwithstanding this provision, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed.

1.2 Registered Office. The registered office of the Corporation shall be situated in the municipality or geographical township within Ontario specified in the articles or in a special resolution and, until changed by resolution of the board, shall be situated at 337 Magna Drive, Aurora, Ontario.

1.3 Corporate Seal. Until changed by the board,
the corporate seal of the Corporation shall be
in the form impressed hereon.

1.4 Banking Arrangements. The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations and under such agreements, instructions and delegations of powers as the board, or the chairman, vice-chairman, president, chief financial officer or any executive or other vice-president and one other officer, may from time to time prescribe. For greater certainty, the chairman, vice-chairman, president, chief financial officer or any executive or other vice-president and one other officer shall have the authority to appoint bankers, authorize facsimile signatures on cheques, authorize signing officers to sign, endorse or deposit cheques, bills of exchange and similar documents, and attend to any other matters related to the Corporation's dealings with its bankers.

1.5 Voting Rights in Other Bodies Corporate. The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

Section 2

DIRECTORS

2.1 Calling of Meetings. The chairman, vice-chairman or president, a quorum of the directors or the secretary on the direction of any of the foregoing, may at any time call a meeting of the board at such time and place as they may determine.

2.2 Place of Meetings. Meetings of the board and of any committee of the board may be held at any place within or outside Ontario. In any financial year, a majority of the meetings of the board need not be held at a place within Canada.

2.3 Notice of Meetings. Notice of a meeting of the board shall be sent to each director not less than forty-eight hours before the time of the meeting, provided that (i) no notice is required for the first meeting of the board held immediately after the shareholders' meeting at which the directors were elected, and (ii) meetings of the board may be held at any time without notice if all the directors are present or if all the absent directors have waived notice.

2.4 Quorum for Meetings. A majority of the number of directors, at least one of whom is not an officer or employee of the Corporation or any of its affiliates, shall constitute a quorum for the transaction of business at any meeting of the board.

2.5 Chairman of Meetings. The chairman of any meeting of the board shall be the chairman of the Corporation if he or she is present. If the chairman of the Corporation is not present, the directors present shall choose one of their number to be chairman of the meeting.

2.6 Voting. Questions arising at all meetings of the board (and its committees) shall be decided by a majority of the votes cast. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote in addition to his original vote.

2.7 Remuneration and Expenses. Until changed by directors' resolution, or pursuant to a delegation of authority from the board, the directors, other than those who are full time employees of the Corporation ("Non-Employee Directors"), shall be paid as remuneration for their services as directors U.S.$20,000 per annum and, in addition, U.S.$1,000 for each meeting of the board or of a committee of the board which they attend. An annual retainer fee of U.S.$2,500 shall be paid to each Non-Employee Director for services on each board committee of which he is a member. Moreover, the chairman of each of the Corporate Governance and Compensation Committee and the Audit Committee shall be paid an additional U.S.$8,000 per annum and the chairman of the Environmental Committee shall be paid an additional U.S.$4,000 per annum if in each such case such chairman is a Non-Employee Director. Non-Employee Directors shall also be paid: (i) U.S.$1,500 per day for any board or committee work days and for any travel days associated with attending any meetings of the board or committee thereof; and (ii) U.S.$250.00 per resolution for the execution of written resolutions. Non-Employee Directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

Section 3

DELEGATION BY THE BOARD OF DIRECTORS

3.1 Committees of the Board. Unless otherwise determined by the board, each committee of the board shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure. Where the composition of the committee requires a minimum number of persons who are neither officers nor employees, a quorum shall require the presence of such minimum number.

Section 4

OFFICERS

4.1 Appointment of Officers. The board shall annually, or as often as may be required, designate such offices of the Corporation and appoint such officers as the board may consider advisable. None of such officers, other than the chairman, need be a director of the Corporation.

4.2 Duties of Officers. The officers shall perform such duties as may be specified from time to time by, or pursuant to a delegation of authority from, the board.

4.3 Term of Office. Every officer shall hold office during the pleasure of the board and shall be subject to removal from office by the board at any time, with or without cause.

Section 5

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

5.1 Limitation of Liability. No director, officer or employee shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be invested or deposited, or for any loss occasioned by any error in judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or employment or in relation thereto, unless the same are occasioned by his own negligence or wilful default; provided that nothing herein shall relieve any director, officer or employee from the duty to act in accordance with the Act or from liability for any breach thereof.

5.2 Indemnification. The Corporation shall indemnify a director or officer or a former director or officer or a person who acts or acted at the Corporation's request as a director or officer or other similar executive for another body corporate or other organization of which the Corporation is or was a shareholder (or other type of equity-holder) or creditor, and such person's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director, officer or other similar executive of such body corporate or other organization, to the full extent permitted by law. The Corporation is authorized to enter into agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law and may purchase and maintain insurance against the risk of its liability to indemnify pursuant to this provision.

Section 6

SHARES

6.1 Share Certificates. Unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar.

6.2 Joint Shareholders. Where two or more persons are registered as joint holders of any share, any one of the registered holders may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

6.3 Options. The board (or any committee of the board designated by the board) may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such time and to such persons and for such consideration as the board (or any committee of the board designated by the board) shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act.

Section 7

MEETINGS OF SHAREHOLDERS

7.1 Annual Meetings. The annual meeting of shareholders shall be held at such time in each year and at such place as the board or, failing it, the chairman or, failing him, the secretary may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and transacting such other business as may properly be brought before the meeting.

7.2 Special Meetings. Either the board or the chairman may at any time call a special meeting of shareholders to be held at such time and at such place as they may determine.

7.3 Chairman, Secretary and Scrutineers. The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman, vice-chairman, president, an executive vice-president, a senior vice-president or a vice-president who is a shareholder. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If present, the secretary of the Corporation shall be secretary of the meeting. If the secretary is absent, the chairman of the meeting shall appoint another person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman of the meeting.

7.4 Persons Entitled to be Present. The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors, the auditor and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Other persons may be permitted to attend on the invitation of the chairman of the meeting or with the consent of the meeting.

7.5 Quorum. A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person holding or representing by proxy not less than a majority of the total votes attaching to the issued shares of the Corporation entitled to vote at the meeting, each such person being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled; provided that if, at any meeting, the holders of a particular class or series of shares will vote separately as a class or series, a quorum with respect to any such vote shall be two persons present in person holding or representing by proxy not less than 33 1/3% of the total votes attaching to the issued shares of such class or series entitled to vote, each such person being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled. If the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

7.6 Time Limit for Deposit of Proxies. A proxy shall be acted on only if, prior to the time (if any) specified in the notice calling a meeting of shareholders, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting prior to the time of voting.

7.7 Casting Vote. In case of an equality of votes at any meeting of shareholders either upon a show of hands or upon a ballot, the chairman of the meeting shall be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxy nominee.

7.8 Show of Hands. Where a question at a meeting of shareholders is decided by a show of hands, every person who is present and entitled to vote shall have one vote.

7.9 Ballots. Where a ballot is required or demanded to decide any question at a meeting of shareholders, the ballot shall be taken in such manner as the chairman of the meeting shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of a ballot shall be the decision of the shareholders upon the said question.

7.10 Shareholder Proposals. Any shareholder who has submitted a proposal to the Corporation relating to action which he desires to be taken at the next shareholders' meeting, of which the Corporation has given notice to shareholders, may discuss his proposal at the meeting to which it relates. Whenever the Corporation has not given notice of the proposal upon one or more of the grounds for refusal set forth in the Act, the shareholder does not have the right to discuss his proposal and, if he attempts to do so, the chairman of the meeting may rule him out of order.

Section 8

DIVIDENDS AND RIGHTS

8.1 Dividend Payments. A dividend payable in cash shall be paid by cheque drawn on an account with any of the Corporation's bankers to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.2 Non-receipt of Dividend Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the secretary may from time to time prescribe.

8.3 Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

Section 9

NOTICES

9.1 Method of Giving Notice. Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall, subject to the provisions of the Act, be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable. The recorded address of a director shall be his latest address as shown in the records of the Corporation or in the most recent notice filed under the Corporations Information Act (Ontario), whichever is the more current. In its discretion, the Corporation may cause any notice to be published on three occasions in one or more Canadian newspapers published in each city in which there are at least fifty shareholders. Such newspaper notices need not reproduce the material which accompanies the notice if the newspaper notice includes information as to places where shareholders may attend to collect such accompanying material.

9.2 Notice to Joint Shareholders. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

9.3 Computation of Time. In computing the date when notice must be given under any provision of this by-law requiring a specified number of days notice of any meeting or other event, the date of giving the notice and the last day of the notice period shall be excluded and, if the last day of the notice period is a Sunday or a holiday, the notice period shall terminate on the next day following that is not a Sunday or a holiday.

9.4 Undelivered Notices. If any notice given to a shareholder pursuant to this by-law is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

9.5 Omissions and Errors. The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.6 Persons Entitled by Death or Operation of Law. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

9.7 Waiver of Notice. Where a notice or document is required by the Act, the articles, the by-laws or otherwise, the notice may be waived or the time for the sending of the notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto.

Section 10

REPEAL AND EFFECTIVE DATE

10.1 Repeal. Upon the enactment of this by-law by the board, all former general by-laws of the Corporation are repealed, provided that such repeal shall not affect the previous operation of such repealed by-laws or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or affect the validity of any contract or agreement made pursuant to, any such by-law prior to its repeal. All officers and persons acting under such by-laws so repealed shall continue to act as if appointed under the provisions of this by-law, and all resolutions of the shareholders or the board with continuing effect passed under such repealed by-laws shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

10.2 Effective Date. This by-law shall become effective immediately upon its enactment by the board, but is subject to confirmation by the shareholders in accordance with the Act.

Section 11

GENERAL

11.1 Corporate Terms. In this by-law and all other by-laws of the Corporation, unless the context requires otherwise, the terms "articles", "auditors", "board", "chairman", "chief financial officer", "directors", "employees", "executive vice-presidents", "officers", "president", "secretary", "senior vice-presidents", "shareholders", "special resolutions", "vice-chairman" and "vice-presidents" mean, respectively, the articles, auditors, board of directors, chairman of the board, chief financial officer, directors, employees, executive vice-presidents, officers, president, secretary, senior vice-presidents, shareholders, special resolutions, vice-chairman and vice-presidents (if any, in certain cases) of the Corporation at the relevant time.

11.2 Business Corporations Act. In this by-law, "Act" means the Business Corporations Act (Ontario) and the regulations thereto, as such may be amended or substituted from time to time. Unless otherwise defined in this by-law or the context requires otherwise, words and expressions defined in the Act shall have the same meanings when used herein.

11.3 Number of Directors. In this by-law, the term "number of directors" means the number of directors provided for in the articles or, whenever a minimum and maximum number of directors is provided for in the articles, the number of directors shall be such number as may be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, such number as may be determined by resolution of the directors.

11.4 Interpretation. In this by-law, words importing the singular include the plural and vice versa; words importing any gender include any other gender; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

11.5 Invalidity. The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

ENACTED the 30th day of July, 2001.
/s/ Donald J. Walker	/s/ Bruce R. Cluney
Donald J. Walker President and Chief Executive Officer	Bruce R. Cluney Secretary

P:\User\LH\Intier Automotive\By-Law#3.wpd